

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2011

Corrado de Gasperis
Chief Executive Officer
Comstock Mining Inc.
1200 American Flat Road
Virginia City, Nevada 89440

      Re: **Comstock Mining Inc.**
             Item 4.01 Form 8-K
             Filed January 10, 2011
             File No. 000-32429

Dear Mr. De Gasperis:

      We have completed our review of your filings and do not have any further comments at this time.

                             Sincerely,

                             Mark C. Shannon
                             Branch Chief